

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 26, 2010

By U.S. Mail and facsimile to (617) 208-2968

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re:** **Inova Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q for the Quarterly Period Ended January 31, 2010**
> **Filed March 22, 2010**
> **File No. 000-27397**

Dear Mr. Bates:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for the Fiscal Year Ended April 30, 2009

Note 2 – Summary of Significant Accounting Polices, page 14

Intangible assets, goodwill and impairment of long lived assets, page 14

1. We note your disclosure that intangible valuation and goodwill impairment are determined using similar processes. To clarify your disclosure, please make a distinction between definite-lived versus indefinite lived intangible assets versus goodwill. Please differentiate the frequency at which impairment evaluations are required to be undertaken for intangible assets subject to amortization, not subject to amortization and goodwill. With regards to impairment, please make a distinction between the recognition and measurement process for intangible assets subject to amortization and that used to evaluate goodwill.

Note 4 – Property and Equipment, page 18

2. Please explain the increase in revenue producing equipment.

3. We note your disclosure that depreciation expense totaled $537,512 in 2009. Please explain the $2,954,373 increase in accumulated depreciation from $232,053 in 2008 to $3,186,426 in 2009 and reconcile this to the depreciation expense recorded in 2009.

Note 5 – Purchase of Right Tag, Desert Communications and Trakkers and Tesselon, page 18

4. We note the acquisition cost allocations for Desert Communication and Trakkers/Tesselon are described as preliminary and estimated. Please explain and disclose why the accounting is incomplete. Reference made to FASB ASC 805-10-50-6.

Note 7 – Related Party Transaction, page 22

5. In Note 15, page 30, you refer to 52,500 warrants issued to a related party with regards to $400,000 borrowed under a term loan during the year ended April 30, 2008. We are not able to identify corresponding disclosure of the related party note payable within Note 7. Please clarify.

Note 8 – Notes Payable, page 23

6. Please revise to state the amount of the obligations under which you have received waivers from your lender and the period of each applicable waiver. Refer to Rule 4-08(c) of Regulation S-X.

Note 14 – Redeemable Preferred Stock, page 30

7. We note you have determined the redeemable instrument belongs in permanent equity. The basis for your conclusion revolves around your ability to determine the method of redemption, the issuance of 375,000 shares. We note there are other redemption options; please explain how you determined the issuance of common stock is the most likely outcome. In your response please indicate whether you have had similar conversions/redemptions in the past and their method of redemption. Additionally, based on your disclosure it appears you have control over the method of redemption which occurs subsequent to the actual redemption event. It is not clear what events would trigger redemption or who is in control of the redemption event. Please explain the events that could trigger redemption and whether you, as issuer, or the holder controls the event. Explain how you concluded permanent equity treatment, as opposed to a liability or temporary equity, was appropriate. Reference made to FASB ASC 480-10-25 and Rule 5-02.28 of Regulation S-X.

Note 15 – Warrants, page 30

8. We note you indicate 576,255 warrants were granted to lenders during the year ended April 30, 2008. Based on your disclosure from Note 8, page 23, we are only able to identify a total of 499,848 warrants consisting of 437,348 warrants issued to Boone and 62,500 warrants issued to Agile. Please explain and reconcile the difference for us.

9. We note during the year ended April 30, 2009, you issued an additional 579,698 warrants to various lenders under certain anti-dilution provisions. We further note your disclosure that the issuance had no impact to the original equity and resulted in no accounting impact. Please explain whether the anti-dilution provisions and the resulting additional warrants had incremental value to the holder. If so, please clarify for us your accounting treatment and whether the intent of your disclosure was to indicate the issuance had no accounting impact to the accounting of original financing arrangement or whether the issuance had no accounting impact regardless of the original arrangement.

10. Refer to paragraphs five and nine of Note 15. You state the warrants are subject to put option agreements whereby the lenders can require you to repurchase the warrant shares for $1,280,000 and $3,124,250. We note you subsequently reclassified the fair value of the warrants from equity to liabilities to reflect the adoption of EITF 07-5 and subsequently back to equity. Please explain how you concluded liability classification was not appropriate prior to the adoption of EITF 07-5 and subsequent to the modification of the warrants anti-dilution provisions. Please tell us whether the price per share under the put option

agreement is fixed and if so, the amount, or if the price is based on the fair market value at the time of the put. Please tell us what consideration you gave to FASB ASC 480-10-25-8 through 25-13 and 815-40-55-16 through 55-18.

Exhibits 31.1 and 31.2

11. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that paragraph 4(b) is missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rule.

Form 10-Q for the Quarterly Period Ended January 31, 2010

Note 3 – Notes Payable, page 8

12. We note in connection with the debentures, warrants and put option agreements you entered into registration agreements with the various lenders. In the event you do not file a registration statement registering the related shares or one-third of the number of issued and outstanding shares of common stock held by non-affiliates within 90 days you are required to pay 2% of the purchase price paid for unregistered securities. Please clarify for us and disclose when the 2% penalty is effective given the extension granted. Further please revise to quantify the dollar amount (or range) of the penalty or explain why you cannot provide a reasonable estimate given the exercise prices of the warrants. In addition please tell us why you believe it is not probable that you will have to make a payment under the registration rights agreement; that is, it does not appear that exercise of the warrants is required. Please clarify.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief